

June 28, 2021

Jean-Jacques Ruest
President, Chief Executive Officer and Director
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec
Canada H3B 2M9

> **Re: Canadian National Railway Company**
> **Registration Statement on Form F-4**
> **Filed June 22, 2021**
> **File No. 333-257298**

Dear Mr. Ruest:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jenny Hochenberg, Esq.